Exhibit 99.1

StoneCo Announces Additional Board Changes

Georgetown, Cayman Islands, April 06, 2023 -- StoneCo Ltd. (Nasdaq: STNE; B3: STOC31) (“Stone” or the “Company”) today announced additional board changes to support the next stage of the Company’s growth.

Stone’s Board has approved the resignation of Pedro Franceschi from the Board and the appointment of Luiz André Barroso as a Board Member.

Mr. Barroso is a Google Fellow, and a reference in technology and innovation. He has founded and led the office of Cross-Google Engineering (XGE), being responsible for coordinating technical roadmaps that span all Google’s products. Mr. Barroso has over 30 years of experience in technology, with over 20 years working at Google, where he led different projects. Luiz has published several technical papers and has co-authored “The Datacenter as a Computer”, a reference textbook about computing infrastructure utilized by many technology companies worldwide.

As a Board Member, Mr. Barroso will support the guidelines for technology to increasingly differentiate Stone in the market and lead sector innovations.

The appointment of Mr. Barroso as well as the resignation of Mr. Franceschi are effective immediately.

New Board of Directors Composition

As a result of these changes, StoneCo Board of Directors will now be composed of eight Directors, six of whom are independent:

•	André Street – Chairman

•	Conrado Engel* – Vice-Chairman

•	Luciana Aguiar*

•	Diego Fresco Gutierrez*

•	Mauricio Luchetti*

•	Patricia Verderesi*

•	Thiago dos Santos Piau

•	Luiz André Barroso*

* Independent Board Members

About Our New Board of Directors Appointments

Luiz André Barroso is a Google Fellow, having more than 30 years of experience working in the technology and innovation segment. Luiz has worked in Google for more than 20 years and has founded and led the office of Cross-Google Engineering (XGE), being responsible for technology coordination across all of Google’s products. Over his more than two decades at Google, Luiz has worked as VP of Engineering in the Core and Maps team, while also working with microarchitecture research, datacenter design, energy efficient computing, Google Search, Google Scholar, and Google Earth. Mr. Barroso is the author of "The Datacenter as a Computer" the reference book on the computing infrastructure used by large technology companies, and his pioneering work in this area was recognized in 2020 with the ACM Eckert-Mauchly Award. He is also a member of National Academy of Engineering, a Fellow of American Academy of Arts & Science, American Association for the Advancement of Science and of Association for Computing Machinery. Luiz holds a PhD and a Master’s Degree in Computer Engineering from University of Southern California and holds a Bachelor’s degree in Electrical and Electronical Engineering from PUC-RJ.

About StoneCo

StoneCo is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

Contact:

Investor Relations

investors@stone.co

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